FQ 3/21

A/B 3/17/06

06004888

SEC ... ISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH., D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10545 Burbank Blvd. Suite 107
(No. and Street)

North Hollywood (City) California (State) 91601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Eric Flesche 818 985-5600~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/13/06

OATH OR AFFIRMATION

I, Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securites, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

MARK L. FLORES
Commission # 1489351
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES } ss.

On 2-27-06 before me, MARK L. FLORES, NOTARY PUBLIC,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared PAUL ERIC FLESCHE,
Name(s) of Signer(s)

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MARK L. FLORES
Commission # 1489351
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2008

WITNESS my hand and official seal.

MLF
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 2-27-06 Number of Pages: 1 PG-

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: PAUL ERIC FLESCHE

☐ Individual
☒ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: GLENDALE SECURITIES, INC

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

GLENDALE SECURITIES, INC.
10545 BURBANK BLVD., SUITE 107
NORTH HOLLYWOOD, CA 91601

CONTENTS

PART I

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Glendale Securities, Inc.
Glendale, California

I have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the Company) as of December 31, 2005 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2005 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

GLENDALE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	194,388
Commissions receivable		76,034
Other receivable		1,964
Clearing broker deposit		5,000
Rental deposit		1,200
TOTAL ASSETS	$	278,586

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accrued expenses			$	26,050
Accrued taxes				34,478
Commissions payable				67,844
TOTAL LIABILITIES				128,372
STOCKHOLDERS' EQUITY				
Common stock ($1 par value, 10,000 shares authorized, 10,000 shares issued and outstanding)	$	10,000		
Paid-in capital		0		
Treasury stock		0		
Retained earnings		140,214		150,214
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	278,586

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commission income	$ 1,548,335
Interest income	1,118
Other fees and charges	274,014
TOTAL REVENUES	1,823,467
DIRECT COSTS	
Commission expense	1,421,250
ECN fees	118,450
Quotes and research	13,667
Ticket charges	56,377
TOTAL DIRECT COSTS	1,609,744
GROSS PROFITS	213,723
OPERATING EXPENSES - see page 8	84,530
INCOME BEFORE TAX PROVISION	129,193
INCOME TAX PROVISION	(40,526)
NET INCOME	$ 88,667

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
December 31, 2004	0	$ 3,397	$ 0	$ 51,547	$ 54,944
Treasury stock sold		6,603			6,603
Net Income				88,667	88,667
December 31, 2005	0	$ 10,000	$ 0	$ 140,214	$ 150,214

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	88,667
Changes in operating assets and liabilities:		
Accounts receivable		(64,307)
Rental deposit		(1,200)
Accrued expenses		(34,735)
Accrued taxes		19,784
Commissions payable		47,076
Net cash provided in operating activities		55,285
Cash Flows from Investing Activities:		
Investment in securities		0
Cash Flows for Financing Activities:		
Treasury stock sold		6,603
Cash Flows for Financing Activities		6,603
Net increase in cash		61,888
Cash at beginning of year		134,464
Cash at end of year	$	196,352

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	20,426

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Glendale Securities, Inc., (the "Company") was incorporated in the State of California on August 19, 2002 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On January 9, 2003, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company is primarily engaged in general securities trading of domestic and international equities. The Company has one location in Southern California.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company's fiscal year ends December 31, 2005. The Company will file an income tax return on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 29,101
State	11,426
	$ 40,527

NOTE 5 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 6 – EXEMPTIONS FROM THE SEC RULE 15C-3-3

Glendale Securities, Inc. operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. The Company does not hold customer funds or safekeep customer securities.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Glendale Securities, Inc.
Glendale, California

My report on my audit of the basic financial statements of Glendale Securities, Inc. for December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

GLENDALE SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2005

OPERATING EXPENSES

Management fee		45,670
Professional expenses		3,000
Regulatory fees and expenses		7,904
Service fees		9,516
Taxes and licenses		0
All other		18,440
TOTAL OPERATING EXPENSES	$	84,530

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL				
Total ownership equity from statement of financial condition			$	150,214
Non allowable assets				
Other receivable	$	1,964		
Rental deposit		1,200		(3,164)
NET CAPITAL			$	147,050
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			$	8,558
Minimum dollar net capital required			$	5,000
Net Capital required (greater of above amounts)			$	8,558
EXCESS CAPITAL			$	138,492
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	134,213
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities net of deferred income taxes payable and deferred income			$	128,372
Percentage of aggregate indebtedness to net capital				87%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	146,305
VARIANCE -		
Adjust accrued taxes		745
NET CAPITAL PER AUDITED REPORT	$	147,050

See Accompanying Notes to Financial Statements

<u>PART II</u>

GLENDALE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Glendale Securities, Inc.
Glendale, California

In planning and performing my audit of the financial statements of Glendale Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

Board of Directors
Glendale Securities, Inc.
Glendale, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2006